VF 12-4-03



03052818

CM

SEC[illegible] [illegible]OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49696

11/28/2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver	B.C., Canada	V6C 3A6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Dunlap (604) 697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellis Foster, Chartered Accountants
(Name – *if individual, state last, first, middle name*)

1650 West 1st Avenue	Vancouver	B.C., Canada	V6J 1G1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6218

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (U.S.A.) Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ZAHRA H. RAMJI
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAYWOOD SECURITIES (U.S.A.) INC.

Annual Audited Report

September 30, 2003

HAYWOOD SECURITIES (U.S.A.) INC.

Financial Statements

September 30, 2003 and 2002

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112   Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Stockholder of

HAYWOOD SECURITIES (U.S.A.) INC.

We have audited the statements of financial condition of **Haywood Securities (U.S.A.) Inc.** as at September 30, 2003 and 2002 and the statements of income, stockholder's equity, changes in financial condition, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations, changes in financial condition, and changes in liabilities subordinated to the claims of general creditors for the years then ended in accordance with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Vancouver, Canada
November 14, 2003

Chartered Accountants



HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Financial Condition
September 30, 2003 and 2002
(In U.S. Dollars)

	2003	2002
ASSETS		
Cash	$ 801,694	$ 536,547
Deposits receivable from broker/dealer	184,226	113,924
Due from Haywood Securities Inc., without interest or stated terms of repayment	436	518
	$ 986,356	$ 650,989
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable	$ 46,712	$ 18,998
Income taxes payable	68,946	99,518
	115,658	118,516
Liabilities subordinated to claims of general creditors (note 3)	350,000	350,000
	465,658	468,516
Stockholder's equity		
Common stock (note 4)	100	100
Retained earnings	520,598	182,373
Total stockholder's equity	520,698	182,473
	$ 986,356	$ 650,989

Approved by the Directors: ______________________ ______________________

Director Director

ELLIS FOSTER

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Income
Years Ended September 30, 2003 and 2002
(In U.S. Dollars)

	2003	2002
Income		
Commissions	$ 1,233,801	$ 545,538
Management fee	37,021	95,051
Interest income	19,281	10,583
	1,290,103	651,172
Expenses		
B.C. capital tax	915	1,154
Commissions	666,237	279,092
Consulting fees	7,414	-
Information services	26,219	84,878
Membership and exchange fees	31,452	20,970
Office and general (recovery)	20,725	(2,674)
Professional fees	9,729	16,986
Travel	5,186	-
	767,877	400,406
Income before income taxes	522,226	250,766
Income taxes	184,001	102,312
Net income for the year	$ 338,225	$ 148,454

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Financial Condition
Years Ended September 30, 2003 and 2002
(In U.S. Dollars)

		2003		2002
Cash flows from operating activities				
Net income	$	338,225	$	148,454
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Increase in accounts payable		27,714		14,893
Increase (decrease) in income taxes payable		(30,572)		98,477
(Increase) in deposit receivable		(70,302)		(12,347)
Decrease (increase) in intercompany receivable		82		(871)
Net increase in cash during the year		265,147		248,606
Cash position, beginning of year		536,547		287,941
Cash position, end of year	$	801,694	$	536,547

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Stockholder's Equity
Years Ended September 30, 2003 and 2002
(In U.S. Dollars)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at September 30, 2001	10	$ 100	$ 33,919	$ 34,019
2002 net income	-	-	148,454	148,454
Balance at September 30, 2002	10	100	182,373	182,473
2003 net income	-	-	338,225	338,225
Balance at September 30, 2003	10	$ 100	$ 520,598	$ 520,698

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
September 30, 2003 and 2002
(In U.S. Dollars)

Balance, September 30, 2003 and 2002	$	350,000

1. Nature of Operations

Haywood Securities (U.S.A.) Inc. is a registered broker/dealer incorporated under the laws of British Columbia, Canada on September 9, 1996.

2. Significant Accounting Policies

(a) Financial Instruments

The Company's financial instruments consist of cash, deposits receivable from broker/dealer, amounts due to/from Haywood Securities Inc., accounts payable and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Haywood Securities Inc. The loans are covered by agreements approved by the Exchange, and are thus available to the Company in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The subordinated note is without interest or specific terms of repayment.

(In U.S. Dollars)

4. Common Stock

Authorized:

10,000 common shares without par value

Issued and outstanding:

		2003		2002
10 (2002 – 10) common shares	$	100	$	100

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

Haywood Securities (U.S.A.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 which requires it to maintain minimum net capital of $250,000. At September 30, 2003, the Company had net capital of $960,825 (2002 - $633,463), an excess of $710,825 (2002 - $383,463) over the minimum required.

SCHEDULE 1
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 09 / 30 / 03

Firm Name : HAYWOOD SECURITIES (USA) INC. **Firm ID : 042072**

1	Total Ownership Equity (o /e)		520,698
2	Deduct o / e not allowable for net capital		
3	Total o / e qualified for net capital		520,698
4	Add:		
A	Allowable subordinated liabilities		350,000
B	Other deductions or credits		
	Description	Amount	
	Accounts payable	46,712	
	Income taxes payable	68,946	
			115,658
5	Total cap & allowable subloans		986,356
6	Deductions &/or charges		
A	Total non-allowable assets		
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deductions & / or charges		(25,531)
7	Other additions & / or allowable credits		
	Description	Amount	
8	Net capital before haircuts		960,825
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	4 Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	
10	Net Capital		960,825

SCHEDULE 1 (CONTINUED)
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 09 / 30 / 03

Firm Name : HAYWOOD SECURITIES (USA) INC. **Firm ID : 042072**

11	Minimum net capital required (based on Aggregate Indebtedness)	
12	Minimum Dollar Requirement	250,000
13	Net Cap reqmt (greater of line 11 or 12)	250,000
14	Excess Net Capital	710,825
15	Exc net cap @ 1000% (net cap - 10% of AI)	949,259

Computation of Aggregate Indebtedness

16	Total AI Liab from Statement of Financial Condition		115,658
17	Add:		
A	Drafts for immediate credit		
B	Mkt val of sec borrowed where no equiv value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		115,658
20	Ratio of AI/NC		12%
21	Percentage of debt to debt equity		0%

SCHEDULE 2

As of 09 / 30 / 03

Firm Name: Haywood Securities (USA) Inc. **Firm ID: 042072**

Schedule: Computation of determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at September 30, 2003 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information Relating to the Possession or control Requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at September 30, 2003 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report Describing Any Material Inadequacies Found to Exist Since the Date of the Last Audit

No material inadequacies noted during the year ended September 30, 2003.

SCHEDULE 3
Reconciliation of Computation of Net Capital

As of 09 / 30 / 03

Firm Name: Haywood Securities (USA) Inc.	Firm ID: 042072
Net Capital per Firm (per Sept 30, 2003 Focus Report)	$813,431
Add:	
Accounts payable	46,712
Income taxes payable	68,946
Audit adjustments to retained earnings	95,165
Audit adjustments to revenue and expense accounts	(63,429)
Net Capital per audited Computation of Net Capital	$960,825